UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

SEC File Number: 000-56485

Period of Report: February 28, 2026 (Form 10-Q)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Notification of Late Filing on Form 12b-25 of BestGofer, Inc. (the “Company”), originally filed with the Securities and Exchange Commission on April 15, 2026 (accession number 0001722556-26-000012) with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2026 (the “Original NT 10-Q”), is being filed solely to correct the narrative statement in Part III of the Original NT 10-Q.

The Original NT 10-Q stated that the reason for the delayed filing was a change in the Company’s independent registered public accounting firm from Barton CPA PLLC (“Barton”) to Sadler, Gibb Associates, LLC (“Sadler Gibb”). At the time of filing, that statement did not accurately reflect the then-current facts. On April 14, 2026 - one day before the Original NT 10-Q was filed - the Company had terminated the engagement of Sadler Gibb and reappointed Barton as the Company’s independent registered public accounting firm, as reported on the Company’s Current Report on Form 8-K/A Amendment No. 1 filed on April 14, 2026 (accession number 0001722556-26-000008). Accordingly, at the time of the Original NT 10-Q filing, Sadler Gibb was not the Company’s independent registered public accounting firm.

This Amendment amends and restates Part III of the Original NT 10-Q in its entirety to reflect the corrected narrative. No other changes are being made to the Original NT 10-Q.

PART I - REGISTRANT INFORMATION

BESTGOFER, INC.

10 Nisan Beck St.

Jerusalem, Israel 91034

PART II - RULES 12b-25(b) AND (c)

The Company timely filed a Form 12b-25 on April 15, 2026. The Company indicates that the subject Form 10-Q will be filed as promptly as practicable.

PART III - NARRATIVE (AS AMENDED)

BestGofer, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2026 by the prescribed due date of April 14, 2026.

On April 8, 2026, the Company’s Board of Directors dismissed Barton CPA PLLC as the Company’s independent registered public accounting firm and appointed Sadler, Gibb Associates, LLC as the Company’s new independent registered public accounting firm, as reported on the Current Report on Form 8-K filed on April 14, 2026 (accession number 0001722556-26-000006). Subsequently, on April 14, 2026, the Board of Directors terminated the engagement of Sadler, Gibb Associates, LLC and reappointed Barton CPA PLLC as the Company’s independent registered public accounting firm, as reported on the Current Report on Form 8-K/A Amendment No. 1 filed on April 14, 2026 (accession number 0001722556-26-000008).

As a consequence of the change in auditors and the reversal thereof within a six-day period, additional time is required for the Company’s independent registered public accounting firm to complete its interim review procedures on the Company’s unaudited consolidated financial information for the fiscal quarter ended February 28, 2026 in accordance with PCAOB Auditing Standard No. 4105.

The Company expects to file the Form 10-Q as promptly as practicable. In the event the Form 10-Q cannot be filed within the five-business-day extension period provided by Rule 12b-25(b), the Company will so disclose in the Form 10-Q when filed and will take such further actions as may be required or advisable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of contact person:

Mohammad Hasan Hamed, President, Chief Executive Officer, Chief Financial Officer

+972 03-9117987

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed? Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes.

For Q1 FY2026 (three months ended February 28, 2026), the Company generated revenue of approximately $2,231 from its LHIS subsidiary compared to $0 in the prior year comparable period. The Company recorded a net loss of approximately $(1,001) compared to $(14,072) in the prior year period. The improvement is primarily attributable to revenue from LHIS home inspection services acquired August 31, 2025.

SIGNATURE

BestGofer, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 22, 2026

By: /s/ Mohammad Hasan Hamed

Name: Mohammad Hasan Hamed

Title: President, Chief Executive Officer, Chief Financial Officer